Exhibit 99.1

TURBO ENERGY AND HITHIUM PARTNER TO INTEGRATE AI-DRIVEN ENERGY OPTIMIZATION SOFTWARE INTO BATTERY STORAGE SYSTEMS ACROSS EUROPE AND LATIN AMERICA

Partnership enables the integration of Turbo Energy’s AI-driven software into battery storage systems, supporting expansion of its high-margin international C&I pipeline

VALENCIA, Spain — (GLOBE NEWSWIRE) – April 20, 2026 – Turbo Energy, S.A. (Nasdaq: TURB) (“Turbo Energy” or the “Company”), a global integrator of AI-driven solar energy storage solutions and intelligent energy management systems, today announced strategic partnership with Hithium, a tier 1 global battery storage provider, to integrate its AI-driven optimization platform into Hithium’s battery systems. The collaboration enables the deployment of intelligent, software-defined energy storage infrastructure across commercial and industrial (“C&I”) applications in Europe and Latin America.

Under the agreement, Turbo Energy will integrate its proprietary AI-driven software platform with Hithium’s battery storage systems, delivering fully optimized, end-to-end solar energy solutions tailored to complex C&I environments. Turbo Energy’s software transforms battery systems into adaptive, optimized energy assets capable of improving efficiency, reducing exposure to energy price volatility and enhancing operational resilience.

This strategic partnership builds on Turbo Energy’s growing portfolio of large-scale industrial deployments, a recently secured $53 million contract to deploy approximately 366 MWh of solar energy storage capacity across more than ten industrial facilities in Spain for a major industrial group, where Turbo Energy delivers turnkey integration of solar generation, battery storage and AI-driven energy management solutions.

The agreement is expected to support multi-market deployment across Europe and Latin America, leveraging Hithium’s global scale while accelerating Turbo Energy’s expansion in high-growth C&I segments. As a result, Turbo Energy anticipates continued expansion of its international project pipeline, with increasing contribution from higher-margin, software-driven and integrated energy management services.

“Energy storage is no longer defined by hardware alone — it is defined by how intelligently that infrastructure operates,” said Mariano Soria, Chief Executive Officer of Turbo Energy. “Our AI-driven platform enables battery systems to function as dynamic, optimized energy assets, and we are increasingly seeing global leaders integrate intelligence as a core layer of next-generation solar energy systems.”

“By combining Hithium’s global scale in battery storage with our optimization and integration capabilities, we are driving a new generation of software-defined energy infrastructure designed to deliver measurable economic value for industrial and commercial customers,” Soria added.

Partnering with Turbo Energy marks an important step in advancing the role of intelligent energy storage in global energy markets,” said Kelson Li, Vice President of Hithium Europe. “As a top two global provider of energy storage batteries and utility-scale battery shipments in 2025, Hithium is uniquely positioned to scale next-generation solutions. This collaboration enables us to combine our advanced battery technologies with AI-driven optimization to deliver high-impact, software-defined systems that unlock greater economic value for customers and accelerate the transition toward more flexible, decentralized energy infrastructure.

As energy systems continue to evolve toward greater complexity and decentralization, Turbo Energy remains focused on expanding its international footprint through strategic partnerships and scalable deployments. Turbo Energy is positioning its technology integration capabilities and proprietary software development to play a central role in the next phase of the energy transition, where performance, flexibility and economic optimization will define competitive advantage.

About Turbo Energy, S.A.

Founded in 2013, Turbo Energy, S.A. (Nasdaq: TURB) is a global integrator of AI-driven solar energy storage solutions and intelligent energy management systems. Turbo Energy’s technology platform enables residential, commercial and industrial customers to reduce energy costs, improve efficiency, enhance resilience and transform energy consumption into a controllable and optimized asset. As part of Umbrella Global Energy, Turbo Energy plays a central role as the Group’s technology platform, driving innovation in energy storage, electrification and intelligent energy management across international markets in Europe, North America and Latin America. For more information, please visit www.turbo-e.com.

About Hithium

Founded in 2019, HiTHIUM is a leading global company in renewable energy technology, committed to delivering energy storage solutions centered on advanced energy storage battery and system technologies. With robust research, production, sales, and service capabilities worldwide, HiTHIUM is the only energy storage-focused company to achieve GWh-scale global shipments of lithium-ion ESS batteries, reaching a milestone of over 100 GWh in cumulative shipments in 2025. Capping off a remarkable year, HiTHIUM secured the Top 2 position globally for both total energy storage battery shipments and utility-scale battery shipments in 2025, according to authoritative institutions including InfoLink, SMM, and ICC. Through HiTHIUM Europe, the company now delivers to over 18 European countries, including the world's first 1175Ah project. Its customer-centric approach drives cutting-edge products and solutions for customers all over the world.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute "forward-looking statements" within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. The words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control, including the risks described in the Company’s registration statements and annual report under the heading "Risk Factors" as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Any forward-looking statements contained in this press release speak only as of the date hereof, and Turbo Energy, S.A. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please contact:

Dodi Handy, Director of Communications

Phone: 407-960-4636

Email: dodihandy@turbo-e.com